Exhibit (a)(5)(ii)

FBR & Co. Extends Self Tender Offer

Arlington, Virginia — November 16, 2012 — FBR & Co. (Nasdaq: FBRC) today announced that it is extending its previously announced modified “Dutch auction” tender offer to purchase up to four million shares of FBR & Co. common stock at a price of not less than $3.00 and not more than $3.25 per share, until 12:00 midnight, New York City time on December 4, 2012, unless further extended.  The extension is being made to take into account the observation of the Veterans Day holiday on Monday, November 12, 2012.  The tender offer was previously set to expire at 12:00 midnight, New York City time on December 3, 2012.

Except as set forth herein, the complete terms and conditions of the tender offer remain the same as set forth in the Offer to Purchase dated November 5, 2012, and the related Letter of Transmittal.

As of the close of business on November 15, 2012, no shares of common stock had been tendered.

FBR has retained FBR Capital Markets & Co. as the dealer manager for the tender offer and D.F. King & Co., Inc. as the information agent.

Copies of the Offer to Purchase and the related Letter of Transmittal have previously been mailed to holders of FBR & Co. shares. Additional copies of the Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained at FBR’s expense from the information agent, D.F. King & Co., Inc., at (800) 659-6590—banks and brokerage firms please call (212) 269-5550.

Questions regarding the tender offer should be directed to D.F. King & Co., Inc. at (800) 659-6590 (Toll-free).

About FBR & Co.

FBR & Co. (Nasdaq: FBRC) provides investment banking, merger and acquisition advisory, institutional brokerage, and research services through its subsidiary FBR Capital Markets & Co. FBR focuses capital and financial expertise on the following industry sectors: consumer; diversified industrials; energy & natural resources; financial institutions; insurance; real estate; and technology, media & telecom. FBR is headquartered in the Washington, D.C. metropolitan area with offices throughout the United States. For more information, please visit www.fbr.com.

Certain Information Regarding the Tender Offer

The information in this press release describing FBR & Co.’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of FBR & Co.’s common stock in the tender offer. The tender is being made only pursuant to the Offer to Purchase and the related materials that FBR & Co. distributed to its stockholders, as they may be amended or supplemented. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the various terms and conditions of the tender offer. Stockholders of FBR & Co. may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that FBR files with the Securities and Exchange Commission from the Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 659-6590. Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Stockholders and investors who have questions or need assistance may call D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 659-6590.

CONTACT: FBR & Co.

Investor Contacts:

Bradley J. Wright

703-312-9678

bwright@fbr.com

or

Media Contacts:

Shannon Small

703-469-1190

media@fbr.com